SX: FF
OTCQX: FFMGF
FRANKFURT: FMG

NEWS RELEASE

First Mining Announces Start of 2019 Drill Program at the Goldlund Gold Project

June 24, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the commencement of drilling at the Company’s wholly owned Goldlund Gold Project in Ontario (“Goldlund” or the “Project”). The 2019 drill campaign follows on from the successful 2017 and 2018 drill programs at Goldlund which yielded strong results, resulted in an updated NI 43-101 mineral resource estimate for the Project, and confirmed the potential of the Miller prospect (“Miller”).

Daniel W. Wilton, First Mining’s CEO, stated, “We are very excited to announce the start of drilling at Goldlund, a key asset for First Mining. The 2018 regional drill program confirmed that the geology and mineralization at the main Goldlund deposit has been demonstrated at Miller, which is located 10 kilometres northeast and along strike of the current resource area. As such, this corridor is a priority exploration area for potential resource growth and a focus for the Company’s 2019 work program. Importantly, this work program will continue to advance First Mining’s understanding of Goldlund’s significant exploration upside, with a focus on unlocking the Project’s size and district-scale potential.”

The initial work program at Miller includes 3,000 metres of step-out drilling, consisting of 14 drill holes planned along strike, both to the northeast and southwest of the area drilled in 2018. The drilling will test a total strike length of up to 900 metres, along 50 metre to 200 metre centres. The work plan follows on the strong results achieved in 2018, which included 108 metres of 2.43 g/t gold (see news release dated March 27, 2019 for final Miller results). None of the 2018 drill results from Miller were included in the 2019 updated mineral resource estimate for Goldlund. Further drilling at Miller in 2019 will be determined after this initial step-out phase, with additional metres available to continue methodically testing the strike extent as well as for in-fill drilling.

The main Goldlund deposit that hosts the current NI 43-101 mineral resource estimate remains open along strike to the northeast, to the southwest, and at depth. Deep drilling completed in 2018 (comprised of four drill holes) demonstrated the continuity of mineralization and the potential for resource expansion at depth (see news release dated February 5, 2018 for details).

As well, several additional targets have been identified along a 30-kilometre strike length of the broader land package that may be prospective for increasing the Project’s district-scale potential. These include previously identified gold anomalies at Camreco South, Gardner Lake and Lun-Echo, where further geological mapping, grab sampling and follow-up drill programs are also planned.

A map showing the district-scale and regional targets at Goldlund can be viewed at the following link: https://www.firstmininggold.com/_resources/maps/2019-06-FF-Goldlund-Regional-District.pdf.

First Mining’s goal is to continue to demonstrate the district-scale potential of Goldlund, with drill results from the 2019 work program to be released as available.

SX: FF
OTCQX: FFMGF
FRANKFURT: FMG

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “qualified person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.3 million ounces of gold in the Measured and Indicated categories and 3.7 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States, and may acquire additional mineral assets in the future.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

SX: FF
OTCQX: FFMGF
FRANKFURT: FMG

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company’s goal of delineating an initial resource estimate for the Miller prospect on the Goldlund property; (ii) the Company’s plans on targeting further definition of the resource potential at the main Goldlund deposit; (iii) the potential for the 2019 work program to advance First Mining’s understanding of the exploration upside at Goldlund; (iv) further drilling at Miller after the initial 3,000 metres of step-out drilling; (v) exploration activities to demonstrate Goldlund’s district-scale potential (vi) the Company’s focus on advancing its material assets towards production; and (vii) realizing and unlocking the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the presence ofand continuity of metals at Goldlund at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.